UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 333-201903

NANO-TEXTILE LTD.

(Translation of registrant's name into English)

3 Lohamei HaGetaot St. Nahariya, Israel 2244427 Tel: (011) (972) 50-652-1727

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 24, 2015, Nano-Textile Ltd. (the “Company”) terminated its primary offering of 30,000,000 new ordinary shares at an offering price of $0.10 per share pursuant to the Company's registration statement on Form F-1 (File No. 333-201903), which had been declared effective on March 31, 2015.

The Company did not sell any ordinary shares, no par value, under the primary offering.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-TEXTILES LTD.
By:	/s/ Erez Ovdat
Name: Erez Ovdat
Title: Chief Executive Officer

Date: August 25, 2015